Filed by Qell Acquisition Corp.
Pursuant to Rule 425 under the Securities
Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Lilium GmbH
Commission File No. 001-39571

Lilium Capital Markets Day Transcript

Bjoern Scheib

Good afternoon and good morning to everyone. Welcome to Lilium's capital market day. I think you've got a great group on the zoom, and I expect that today's event will offer everyone a valuable update on our business. My name is Bjoern Scheib, and I run the IR of Lilium. Before we start, let me just go through a couple of housekeeping items. This is a virtual CMD, which is scheduled as a two hour event. During the first half, management will give you an update on the most recent announcements, the strategy, financials and certification in our business model. We won't be taking any questions during this part.

If you have a question, please type it into the discussion box. After the management presentations, we will cycle through as many as time allows. And once again, thank you for being here. Before I hand it off to Geoff our CFO, let me just give a reminder of the Safe Harbor language that will govern today's presentation. And specifically, I want to remind you all that any forward-looking statements or comments we make about Lilium or Qell Acquisition Corp.’s future expectations, beliefs, plans, objectives, financial condition, assumptions, performance, projections, forecasts or other characterization of future events or circumstances, these are subject to risks, uncertainties and other factors that could cause Lilium and Qell’s actual results to differ materially from such statements. For more information, please refer to the risk factors discussed in Lilium's registration statement on Form F-4 filed with the US Securities and Exchange Commission, its subsequent SEC filings and Qell’s SEC filings. All forward looking statements that we make during this call are qualified by the cautionary statement. You should not place undue reliance on forward looking statements, which speak only as of today, and for which we assume no responsibility to update. With that, thank you very much. And let me now turn it over to Geoff, our CFO to begin the presentation. Geoff.

Geoffrey Richardson

Good morning everyone. Thank you Bjorn. I'm Geoffrey Richardson, the Chief Financial Officer for Lilium. I'm joined today by our founder and CEO, our Chief Technology Officer, our Chief Program Officer, our Chief Manufacturing Officer, and our Chief Strategy Officer, I'm going to ask each of them to introduce themselves at the start of their session. We've discussed previously how Lilium is set up for worldwide access, both with our certification approach, and with our announcing of launches in the United States of Florida and in Europe in Germany. Today, additionally, we have a long-term partnership with Tencent for an eye on China. Today we are thrilled to announce the sale of 220 aircraft to Azul for Brazil. The value of this deal is $1 billion. The reason for picking Brazil, it is one of the top eVTOL markets. It also is indicative of the real world demand that we're seeing, given the pull of the desperate need to decarbonize aerospace and the planet. And we couldn't be more thrilled to be working with Azul. Azul is one of the most innovative management teams that was founded by David Neeleman, a legend in aerospace and a serial entrepreneur. And with that, I'd love to hand it over to David to hear from him.

[VIDEO PRESENTATION – DAVID NEELEMAN, FOUNDER OF AZUL]

We're super excited and humbled to be working with David. If you're going to launch a new industry and a new company and a new product, we can't think of a better partner. We're also really excited that last Thursday, we announced a transaction with Customcells to secure the performance silicon anode batteries that we need to launch the business. Securing cell capacity is critical to our success and Customcells is the leader of the performance silicon anode batteries that we need. Customcells also has a partnership and a joint venture with the Porsche Group. So we've secured the capacity that we need, and behind Customcells stands the full weight of the Porsche Group, and Germany has made it very clear that they intend to be a major worldwide player in performance batteries, and we think that Customcells is the leading player in this space and we couldn't be more thrilled to be working with them and securing our battery for multiple years after launch. Also, we have begun flying our fifth-generation demonstrator. This is critical and Alastair our CTO will tell you more about this. There are significant upgrades in this demonstrator, particularly on the energy management system. And it's a great step forward and another meaningful milestone for us moving towards certification. By the way on the Board, we have three major pieces of news. First, as previously indicated, Tom Enders, the former CEO of Airbus, will be the chairman of the Board upon the merger. Tom bent the curve in the right way for Airbus and the aerospace industry. And his time on the advisory board of the Lilium -- since joining earlier this year, he's had a profound impact, and we look forward to his leadership and involvement going forward. We've added two world class board members in addition. Gabrielle Toledano, who is the former Chief People Officer for Tesla, [and a director for] Bose, a number of public boards. Our goal is to marry the best of German engineering and Silicon Valley management and practices. And Gabrielle is on the real shortlist of people to do that. Then we also have Henri Courpron. Henri was the president and CEO of Airbus North America, as well as the CEO of International Lease Finance Corporation. I started my career in structured finance, and in aerospace, whether you're owning a fleet of aircraft or selling a fleet of aircraft financing is one of the key things to be successful. So I really look forward to partnering with Henri on this domain. Finally, we'd like to take you through and give you the news that we've announced since the merger announcement and a timing update on when we see the shareholder vote of Qell. So since we've announced the merger update, we've announced that Honeywell is going to provide our avionics flight controls and is a PIPE investor - major validation and milestone . Additionally, Palantir is providing our analytics for testing and supply chain control tower; they're an investor also, Luxaviation, one of the largest private operators of aircraft, will be operating our network in Europe. And we've also announced multiple major vertiports in Germany, such as the Munich airport. Finally, wanted to give an update on the timing. Qell is in the process of filing its third amendment to the F-4. Looking at this timeline, we expect that their shareholder vote will be shortly after Labor Day in early September, as we want to get past the August holidays. And with that, I'd like to hand it over to Daniel, our founder and CEO to hear about the product.

Daniel Wiegand

Thank you, Geoff. Hi, everybody. I'm Daniel, CEO and founder of Lilium. I'm an aerospace engineer by training and specialized on aircraft propulsion. My three co founders and me founded Lilium, six years ago, with an audacious vision in mind to create a new mode of Regional High Speed transportation that is several times faster than cars and kinder to our planet at the same time. Our first aircraft is an all electric, vertical takeoff and landing jet. But Lilium is not about a single electric aircraft. Lilium is about the technology platform and an entire ecosystem that solves the key market requirements with a 20 year horizon in mind. We will have thousands of aircraft in service around the world, fully electric, fully autonomous and in a variety of form factors. All of them build with differentiated technology. It's not about just getting something that flies-we believe it will be crucial for success of this vision to excel at passenger safety, low noise emissions, great customer experience and low cost at the same time. To fulfill these priorities, we have deliberately chosen a unique electric jet technology. This technology offers two crucial advantages for our business goals, lower carbon dioxide emissions and scalability to larger aircraft- for example, our launch aircraft is a seven seater.

The winning value proposition in this market is time savings. There are some great short routes in which lots of time can be saved, for example, New York [City] to JFK, and we can fly these short routes with our airplane. But in most scenarios, the greatest time savings will be on regional routes. It is because of this that we have chosen to focus on a regional shuttle service where we can achieve hours of time savings for our customers and thus fill more seats. This results in lower cost per seat mile and better unit economics for our service. In Florida, for example, one of our planned launch regions, we will provide not only time savings, but the only form of non automotive transport available for many routes between the key cities in the state.

As a result, the Regional High Speed networks we are building, including those we are enabling for our customers are around 100 times cheaper to build and 10 times faster to deploy than ground based transport infrastructure like highways or high speed trains. So we can deliver high speed connectivity for whole regions without the need for new rail tracks or roads. Now let me introduce you to the incredible aircraft that enables this model. It's an all electric aircraft for sustainable operation and low operating costs. It's got seven seats and thus offers market leading capacity. And it's cruising at 175 miles per hour, allowing for up to five times faster trips than in your car. It has a five times smaller noise footprint from the aircraft than its competitors and initially a range of around 150 miles to unlock also regional connections. From the first day, we've also been laser focused to get safety and our customer experience right. So let me show you our team's efforts in this area. In aviation fundamental safety but also the passenger confidence around safety are paramount. So we have incorporated highest redundancy to achieve safety levels similar to airliners. And we have also focused in our technology choices on engines that produce very low vibration and don't have exposed plates on the fans.

You can see how much effort we've put into making the overall customer experience practical, familiar, and reassuring through each step of the customer journey.

From the perspective of cargo transport, we have the highest payload in the eVTOL sector, and more space. The low exterior noise emissions of the aircraft allow access to urban warehouses, and thus we can help enable same day delivery for a bunch of companies in the sector. In practice, this means connecting regions in much faster and more flexible ways than before. In Hawaii, for example, it means being able to guarantee same day deliveries locally to all the islands at prices that are competitive with existing delivery formats. The answer? The European Aviation Safety Agency recently conducted a study that asks people where they see challenges regarding EVTOLs in society. Obviously, we have to be leaders in all these areas. But it's been a great validation for us to see that the top three challenges that came out of this study, perfectly aligned with our top priorities here at Lilium. Safety has always been our number one priority, and low noise is a central advantage of our propulsion system. And we already invested significantly in making the necessary infrastructure available at launch. From a net emissions perspective per passenger mile, it is incredible to think that our Lilium jet is not only lower than large commercial aircraft, and electric cars, but also lower than high speed rail. These figures here on the slide account for the CO2 footprint of manufacturing the vehicle operating the vehicle, as well as the CO2 footprint of building the infrastructure like roads or railways. And this explains the difference to the high speed rail.

We think decarbonization of aviation is inevitable and it's also central to our mission. Our electric jet technology lays the foundation for all kinds of electric jet aircraft in the future. Our business plan, as it currently stands, represents an annual CO2 savings of around point three gigatons of CO2 by 2030. With a huge growth potential beyond that point, to make the Lilium vision a reality now, the most important thing is executing a real aircraft program. And that's a team that's knows what it's doing in this field. We have the former CEO of Airbus, the former chief engineer of the Airbus A 350 engines, the former program director of the Harrier jet and the Eurofighter, the former head of assembly of the 8020 and Airbus A 380. The man who built the world's first EVTOL 10 years ago, and the former SVP of quality and procurement of the Airbus A 350. And I'm thrilled to now hand over to this team here on the call, and they will walk you through our efforts in engineering in certification, as well as manufacturing and our plans for launch. Over to you Alastair.

Alastair McIntosh

Thank you Daniel. My name is Alastair Macintosh. I joined Lilium at the end of last year as the chief technology officer. Prior to this, I spent over 30 years in Rolls Royce, where I held a number of prominent positions. I was the chief engineer for the engines on the Airbus A 350. Those engines even to this very day, are the most efficient engines that Rolls Royce have ever certified and put into the skies. I was also the chief engineer of the Gulfstream flagship G650 engines. In addition, lately I was managing director of Rolls Royce Germany, where we ran a team of 4000 employees of which 1600 were engineers.

Now to start, I'd like to show you some video footage of technology demonstrators flying. We've been flying demonstrators for five years. Demonstrators are great for proving out maturing technology blocks such as our battery system or propulsion system or flight control laws. Now in this whole five years, we've been flying with the same configuration, the two small canards at the front and the larger wings to the rear.

The most people quickly notice that compared to other eVTOLs within open propellers, we have ducted fans, and you can see these electric ducted fans integrated to the trailing edges of the canards in the wings. Now for hover, the engines of the ducted fans are in the vertical position. For forward flight. They rotate through 90 degrees and two horizontal position.

Now as the speed of the aircraft picks up the forward speed of the aircraft, the wings, the canards and the fuselage all generate lift, that therefore reduces the thrust demand from the engines, which in turn reduces the power demand from the battery system. In cruise, we actually only need about 10% of the takeoff thrust. Now, with so many engines, we have the ability to design and redundancy, we can make the aircraft and system fault tolerant, and we've tested this out during the flight test program. Here you can see a simulated engine failure. The engine, the aircraft dips sharply to the left, the controller quickly recognizes this, rebounds as a thrust and brings the aircraft into a stable and safe condition.

All in all, the aircraft is very simple. the only moving parts are the ducted fans that I've talked about. There are no other controlling surfaces, no ailerons. There are no hydraulics and no oil system. Equally with the stability of an aircraft, there's no vertical fin. Even the landing gear is fixed. And then like to move on and take a bit of a closer look at the propulsion system, ducted electric vectored thrust.

Here you can see a cross section through the ducted fan. Compared to my previous experience, I would typically expect to see somewhere between 10 and 14 stages of compression. Here we have just one. So we have one stage of rotating blades connected to a single shaft, which connects directly to an electric motor. Very, very simple. Now we've selected this configuration for noise. The duct fitted with acoustic liners enables us to control the noise and the impact on the environment. Also, given a small diameter, under low energy due to the speed we have very low levels of vibration transmitted into the cabin making for a smoother ride that is safer. In the event of a fan blade failure, the containment dock will contain the debris; this is not the case for an open rotor. Also with the compact shape, we have more space available on a standard helipad designed for a larger cabin.

If we take a closer look actually, at the cross sectional area of the propulsion system on the right hand side, you can see here, the ducted fan and a comparable open rotor on the left. Now granted, we have 56 ducted fans and in a comparable open rotor, you're going to have six or eight propellers. However, if you take the total cross sectional area, you'll see very quickly that the ducted fan is about 10 to 15 times smaller than what you need for an open rotor. Now what does this mean in practical terms? Well, if you look at a helipad, in the bottom left hand corner here, you can see a comparable open rotor configuration.

A lot of the space is actually taken up by the propellers. Now our Lilium seven seater sits very comfortably in the helipad. And we can afford actually two more passengers so 50% more payload. And we have more opportunity to scale the aircraft so we can easily and readily grow the length of the cabin, as you can see here in this study model of a 16-seater. To do this with an open rotor, you'd have to increase the diameter of the rotors, which in turn increases the wingspan. Alternatively, you can spin the rotors faster, but that would then bring a significant noise penalty.

So where does this take us then in terms of safety, as safety is at the heart of everything we do. We designed to failure probability rates that are standard for an Airbus 350 for a Gulfstream for Boeing. We do this by designing in redundancy and we avoid any single points of failure. We can also design in crumple zones for the case of a crash as well as firewalling the battery system away from the cabin, all in all, keeping the occupants of the cabin safe.

So what about our mission profile? Well, we actually see ourselves more as a fixed wing aircraft and not a helicopter. Like any other commercial, fixed wing aircraft, the idea quite simply is to get off the ground as quickly and safely as possible and get to the cruise altitude. Now, all the benefits that the ducted fan bring, don't come without your price. In the hover phase we consume twice as much energy as an open rotor configuration. However, when we look at the flight profile as laid out here, and concentrate on the power demand over typical flight profile, you can see where the peaks are. And hover we spent about 30 seconds. So across a total, in this case, a typical mission profile with a 30 minute cruise segment, we almost spend 30 seconds in hover. So it's a very, very small amount of time indeed. And when you take the total power consumption across the total mission, our ducted fans will consume 5% more energy than an open rotor configuration, which is a relatively small delta. So there's no big issue here in using the ducted fan.

And what about a key attribute noise? Well, if you were to stand 100 meters away from the Lilium jet, you would hear about 60 decibels, you'd have to be over twice the distance away from an open rotor configuration to get to that lower level of noise. And equally for a helicopter, you would have to be 10 times away, a whole kilometer away. And this is crucial, this type of key attribute if we want to have access to existing infrastructure.

So where are we today then? Well, I'm delighted to say that in the last two weeks, we recommenced flying again, we have now taken our fifth generation of technology demonstrator to the skies.

This demonstrator is sized as a five seater. However, the flight mechanics and flight physics and the control laws are representative of the seven seater. The aircraft itself features an upgraded battery system where we move from cylindrical cells to pouch cells, that's also capable of containing a thermal runaway. And we've demonstrated that as part of the bench testing for flight approval.

We've also introduced some further improvements to the propulsion system for further reduction in noise levels. I say at the time of the first flight of this aircraft, I was standing at the control station about 50 meters away. I was very, very surprised with just how quiet this aircraft is. It's truly amazing. And a number of my colleagues were standing over by the air traffic control tower a little bit further back. They almost missed the takeoff, the aircraft was just that quiet. So, we've got a great product here. The aircraft is currently growing, going through its paces. We're opening up the envelope as we move to higher speeds, and will then be proving the handling characteristics. I see this aircraft as a true workhorse and it'll be with us for the next good two years. As we continue to mature the technology and de-risk our seven seater program.

Flying technical demonstrators is just one of the tools that we have in our toolbox. For maturing technology, we have wind tunnel testing campaign that has been ongoing in Holland and in Switzerland. And in house we have some very extensive variety of testing acoustics lab here where we have developed 10 generations of ducted fans, which have been honed for really fine noise levels.

And with this extensive capability, it's a real power to our elbow. Clearly, we can do a number of sources of fairly routine testing, we can do strength testing, endurance testing, performance testing in a dynamic testing. But also actually we can do some of the more tricky and challenging testing. Some of the really exciting stuff that we engineer is like, in this little video of thumbnails, you can see here, it's actually port strike test, and heel strike test. We've also done containment testing over ducted fans.

In addition, you can see here a picture where we've been doing in house testing of battery cells where we've conducted thermal runaway tests. So this is all great stuff. And it's very typical of what we would expect to see within Rolls Royce. Now clearly, having this testing capability gives us the opportunity to undertake rapid technology cycles, which ultimately will help de risk our seven-seater and compressor program timescales.

So thank you. And with that, I'd now like to hand over to my colleague Yves.

Yves Yemsi

Thank you, Allister. Hi, I am Yves. I'm the chief program officer at Lilium. Prior to joining Lilium two years ago, I spent 16 years at Airbus in different leadership positions. Most recently, I was a senior vice president at Airbus, defense and space in charge of procurement and supply chain. Airbus, defense and space is a 10 billion euro annual revenue division of Airbus, which is building the satellites, military aircrafts and drones for Airbus. And before that, I was the vice president in charge of quality, on the A 350 program between 2014 and 2018. And during that time, I had delivered the first 142 A 350 aircraft to some of the most demanding airline customers in the world, such as Delta airline, Qatar Airways, Singapore, Cathay Pacific and Lufthsansa.

At Lilium, for our Lilium jet, we are planning to achieve the same level of safety as for commercial aircraft. And the way we do that is by implementing a very robust and rigorous program development plan. As you can see here, our program development timeline has the same phases that you would see for commercial aircraft development like [the] A350, and it is not a coincidence, because we're using the same rigorous Alp 4754 process for validation and verification of our design work to achieve a safe and robust design. There are two points I'd like to highlight here. First of all, we are driving a concurrent certification process with EASA and FAA. So, how does it work? EASA is a primary care wellness authority, therefore, the initial types of application will be with EASA then subsequently and concurrently we are seeking validation of that types of station with FAA and that is done under the terms of the bilateral Aviation Safety agreement which is in place between the US and Europe. Now, the second point, which is absolutely important, we have achieved a very significant milestone by establishing and agreeing on our certification basis with EASA. Now, we have obtained the CRI-A01 Certification review item A01 from EASA, which is the equivalent of the G01 issue paper from FAA. So, we have now full clarity of those requirements. And that is fundamental. Now, we are driving the same process now with FAA to obtain our G01 issue paper. And we are in the process of doing that with both EASA and FAA. Having certification basis established means that we are now able to design against known requirements. And that is fundamental in order to reduce the risk of the program timeline. That's something that we have achieved without very strong and regular collaboration with both EASA and FAA.

Another area which is going to be a key enabler of our certification work is a collaboration we have with our suppliers. We have made a conscious strategic decision to have predominantly established experienced aerospace suppliers because it will support our activities for certification we are leveraging on their experience and our technical capabilities which are second to none in many areas. And on top of that, they have already have established qualified prediction and testing capabilities. And that will be a key enabler for our prediction record because they are already meeting aerospace quality grades, you will recognize on this slide Toray, which was selected by Boeing to be their predominant supplier of carbon fiber composite materials for the Boeing 787 Dreamliner. You see Honeywell, which is now our partner and Honeywell is known in the aerospace industries for the decades of experience they have in certified flight control computer and unique systems or engines. You will recognize on this slide Aciturri which I have been working with for more than 15 years, which are a proven champion in Europe for aerospace, great prediction of carbon fiber composite structure, while they are doing business with Airbus, but they're also doing business with Boeing and Embraer. And now more recently, an extremely exciting we have in our partnership is Customcells, which is going to be manufacturing our lithium ion batteries in Europe, in Germany. We are incredibly excited by this partnership because it really fits very well in our battery strategy.

So looking at our battery strategy, there are three main elements. Three main key takeaway. First, for our entry into service, we are focusing our efforts on the technology that will enable us to meet the performance and safety requirements for our aircraft as Alastair has already explained. We are not only looking at energy density. We're looking at power density, we're looking at fast charging rate, we're looking at long lifetime. And after many years, and after having scouted, and testing more than 50 different cell suppliers, our engineering teams are now converging on the technology that will meet the safety and performance requirements. That is excellent, but it's not enough. It's also essential to secure the manufacturing capacity for the sales. And we are seeing right now in the automotive industry, how crucial that can be to meet the production volumes. And this is why we are very excited by our partnership with Customcells, which is meant exactly to support that.

Customcells, why did we partner with Customcells? Well, first of all, they have extensive experience in producing high performance, lithium ion batteries in Germany, in Europe. And more particularly, they are already producing silicon anode based cells for Porsche. So we know they are competent in producing silicon anode cells. And that's a good match with the technology we have chosen for our increased cells. And of course, they are based in Germany. And it enables a very tight collaboration with our engineering team during the industrialization process. Now, a lot of people recognize this is a great partnership between two German innovators. But we're not the only one because as you might know, quite recently, Porsche, the big German automotive manufacturer has announced joint venture with Customcells to also produce economic based sales. Another exciting partnership we have developed is with Palantir. Now, we all know Palantir as a world leader in data analytics, but I know Palantir very well, because I have the chance, I've had the chance to work with them during my time at Airbus, where they have done a tremendous work on the A 350 program. And they proved to be of tremendous value during the industrialization and the production phase.

At Lilium, we will implement Palantir capabilities in many different areas, including using their software to perform advanced analytics on our flight test data. We'll also use them to build our supply chain control tower to monitor and improve the performance of our suppliers. We will eventually use their software to support our predictive maintenance capabilities for the fleet in service. And we're also planning to use them for flight operation optimization, that sort of work that we have in plan with Palantir.

We have invited Honeywell, Palantir and Customcells to speak about their collaboration with Lilium in a short video that we'd like to share with you now.

[VIDEO PRESENTATION – HONEYWELL, PALANTIR AND CUSTOMCELLS]

Thank you. Well, Alastair, myself, and many of our program and engineering leaders at Lilium, we have been speaking to many aerospace developments. And from our experience, we know there are several points of attention in an aerospace program. Need for commercial aircraft, helicopter, or general aviation, and some of them are listed here. Most important for me is quality. We will put quality at the heart of everything we do at Lilium. And we already hired experienced quality engineers with vast experience in aerospace programs.

Now supply chain, supply chain is typically an array of invention. And most likely right now, we all know that the supply chains are quite disrupted in this post COVID era. And we are facing some challenges in prices. And we are facing some extended lead times in many areas. And we are dealing with them. We have put in place containment measures. And we're going to adapt our processes and our systems in order to make sure we can mitigate or contain the impact.

Now, finally, manufacturing, it always ends up in manufacturing in our final assembly line. And here, it's very simple – experience matters. And we have a chance to be able to attract some of the best talents from the manufacturing industry in Europe. And they are led by one of the best leaders which I know since many years, in fact, since my time at Airbus, where we met 15 years ago, and nobody better than Dirk Gebser. Our chief of manufacturing, we speak about our approach to manufacturing. So over to you Dirk.

Dirk Gebser

Thank you Yves.

Yes, hello, my name is Dirk. And before joining Lillium as first aerospace expert four years ago, I've had executive positions at Rolls Royce for example as manufacturing engineering director for Aero Engines and then Airbus for a Aero structure division, as well as head of assembly for the A380 and A320 and at my time at Airbus, my team produced already at a rate of three aircrafts a day, singular aircrafts. I'm standing here for a manufacturing team that combines aerospace done with rigor, automotive capability and cost and quality focus for volume production. As we can see here, the pictures, the two pictures on the left we have invested into 100,000 square feet for production space already today. In total, we consider around about three phases of manufacturing. The first is a fast prototyping, the second initial volume production of format aircrafts both are and will be on site at the headquarters. Why is this? Well, the current focus is on integration assembly, testing the aircraft with design, program, manufacturing as close together as possible throughout all phases of development, and industrialization. Our investment strategy is built on simplicity and maturity of our processes. Only for very few high volume components like batteries, and tire assembly, we early invest into automation, where we work already together with automation, automation and automotive turnkey providers.

Here see one of our few prototype technologies. Right now, we focus on vertical integration, because it's a development phase for the aircraft body for the energy and propulsion system. Here, over the last 1.5 years, we manufactured nearly 2000 technology development demonstrators used for testing, and design iterations. And three years before the start of production, we can operate our most critical process already. We have hired two people, we are introducing aerospace standards and systems. Also, our experts from the headquarters can support the maturity and the development and the supply chain for new technologies. And now I have the pleasure to hand over to Alex.

Alexander Asseily

Thank you Dirk. Hi, everyone. My name is Alex Asseily. I've been involved in technology. for the better part of 20 years between Silicon Valley and Europe. I'm founded Jawbone and Elvie. I'm also an investor in several companies, including Lilium, which I invested in five years ago. And last year, Daniel asked me to jump in feet first as chief strategy officer to start thinking through some of our biggest strategic initiatives, including fundraising, and commercial partnerships. So before I get into the substance of our partnerships, I would love to talk a little bit about our philosophy that drives them.

It all starts like in many technology companies with a high quality product that's backed up by really good technology, and Lilium is no different. And I don't think eVTOL is any different either. So we have a market leading aircraft is going to have 50 to 100% higher payload than the nearest competitor. For both passengers and cargo, we're gonna have an incredible customer experience that we believe is going to be central to the adoption by customers. And we're obviously, through these capabilities enabling regional shuttle flights, which we think ultimately drive a big TAM.

The technology that underpins that is unique to Lilium. We're the only ones with ducted fans. And we think this allows us to maintain exceedingly low noise profiles, level of safety and redundancy in our aircraft. But actually quite critically, it allows us to think about new types of aircraft 5,10, 15 years out, that are built on the same platform with the same benefits. And we think this provides us with a tremendous advantage as we go out to see partnerships in the industry around the world.

Now, when it comes to the actual deals we’ve been working on, every way we've looked, all the deals we've been working on either with infrastructure partners or with customers, we have always sought out the best of the best, not just necessarily big companies, but companies that are established, credible, but particularly innovative, and are thoughtful about the eVTOL space in general. And I'm going to take you through some of that now. So as Geoff mentioned earlier, we're taking a global view on this market, there's we are getting demand for our aircraft from all over the world. And in order to have access to those markets, we need to be concurrently certified in the major regulators. So we are concurrently certifying, as you've mentioned, with the EASA and FAA, that gives us access not just to Europe, and to the US, which are our launch markets, but also to other regions of the world that will either accept directly or through adaptation. One of those two certificates I'm going to touch on is Azul in Brazil in a second. But also, as Geoff mentioned, you know, there are other major regions of the world like China, which we see as being the biggest if not one of the biggest regions long term. And we couldn't be prouder to have Tencent as an investor, they invested several years ago. They've been incredibly supportive. And one of the things we've started to do with them is to start to piece together. What does a plan for China look like? How do we build a beachhead there? And we are probably thinking that we would go and start establishing roots there probably a couple of years after we launched Europe.

So just a couple of words on the TAM. Some of you may have seen Morgan Stanley published a report including revised numbers showing the TAM for eVTOL is projected to be around a trillion dollars by 2040. Split more or less halfway between passengers, moving passengers and moving cargo.

Our view is that the numbers are probably in the right region. But we think it's going to come sooner than that for two main reasons. One is we think the climate emergency is going to drive a lot more urgency and the investment into ESG. And an acceleration of electrification, not just on the ground, but in the air. And we think that's going to come faster than people think. And secondly, we also believe that, like with a lot of new technologies, we overestimate the speed of adoption initially, but then we vastly underestimate the acceleration of that adoption once it happens.

There's just a couple of words on each of these sub segments, both passengers and cargo. On the passenger side, we see this market being driven, basically by existing markets, existing mobility markets, being disrupted by the capabilities of the aircraft. An obvious one is the existing eVTOL market, which is helicopters, a $35 billion industry globally, where you're bringing essentially a product that is considerably better, considerably cheaper, considerably safer, and conservative noise. David Neeleman mentioned that earlier, we think it's going to be fantastic to go to those types of markets. But also obviously long car journeys, car journeys that are essentially quite painful to take in a car, we see them being disrupted by the eVTOL market. Likewise, short range commercial flights. A good example of that is, for example, New York to Boston. A perfect route for an eVTOL jet like ours, quite cumbersome, even though the aircraft, the commercial airlines is quite fast, it's quite cumbersome to take that flight today.

The cargo side is similar but different in some key ways. It's mainly going to be driven by the fact that people want their parcels delivered faster. And that 50% of customers buying things online today want them on the same day basis. And so a lot of the pressure that's happening around logistics companies is how do we meet those standards? How do we meet them faster? How can we cover more ground in the same amount of time. And just to give you an idea, a Lilium jet will cover 25 times the surface area as a truck within a given time period. So we see this being an instrument of being able to deliver more things faster in a given timeframe.

Now switching gears a little bit to our business models. We've previously announced, both at the analysts day but also when we were pitching the business earlier this year, that we're essentially looking at two different flavors of business model. The first is what we call the Lilium network where we're going to be selling tickets within networks which we build with our partners, the tickets and the plans will be branded Lilium. And we will essentially be responsible for filling those jets. The second is what we call turnkey enterprise sales, which is essentially similar to the flavor of business models that exists in aviation today with some slight differences. So for example, we might sell fleets, to corporations, to governments or to cargo companies. And those cargo companies, for example, would buy 200 aircraft or 1000 aircraft and then operate them themselves. And we would then continue to make money on maintenance support and other things.

So now I'm going to take you through, initially, the plans we have for the networks we plan to build, as well as a great example in the case of the Azul for the type the turnkey enterprise type of model. So one of the questions that comes up is why Florida, we get the you want to be in the US why Florida? Well, it turns out Florida is a phenomenal market because it combines a really big GDP, it's the fourth largest in the US with great weather.

It also has a huge number of people moving between these cities, on top of 130 million tourists that come every year and are spread evenly throughout the year. And you have a total absence of high speed transportation infrastructure. So when we looked at the ground up analysis of the state, what we realized is that basically people have no choice but to drive between cities that would be radically transformed if they had access to the eVTOL jet like ours.

A couple of other bits though, the political environment in Florida has been incredible, really welcoming, but also there's an incredible infrastructure of aerospace partners. You've obviously got the space programs, got real heritage there and so on.

So a couple of words on how we're planning to attack Florida. We announced earlier this year a launch with Ferrovial. They also happen to be an investor in our pipe. Ferrovial, for those of you who don't know, is one of the largest airport owners and operators in the world, they own and operate Heathrow Airport in the UK as well as 33 other major airports. And one of the reasons we picked Ferrovial was not just because they were big, because they were really thoughtful about how to reinvent the concept of an airport for the eVTOL age. So when we went to Florida, we basically picked out the cities on the basis of traffic flows. And then using them and our other partners, we actually went and found the right places in each city. And we are now leaning completely on Ferrovial and our partners there to scope out the sites, build the sites at their cost. They're going to invest 200 million of their own money to build out these sites, they will get the permitting and then they will run those sites for us exclusively.

When our aircraft matures and is certified, we will then bring the aircraft there and gradually ramp up the number of aircraft and operation and Ferrovial and our partners will recoup their investment through operating fees such as landings, landing fees, and so on. So a network like this, for example, would have 100 aircraft or so in operation, would generate over half a billion of revenue per year. And you can imagine, as we densify, a network like this, there's tons of other cities that want to get connected. As you grow the network north and into other regions, you can see obviously, the consequence for revenues.

It's more or less the same thing in Germany and in Europe. Although with every region, what we're finding is the right mix of partners is always slightly different. In Europe, for example, we picked Luxaviation to run the network. And then we've gone out and been a bit more rifle shot in terms of picking off the right airport partners and the right vertical partners for the individual cities. But it's essentially the same kind of idea. And we're going to start small around Munich and gradually fan out from that.

Now switching gears to both our turnkey enterprise business model, but also to Brazil, and the risk of being redundant is this it's really worth highlighting some of the reasons we've not only picked Brazil as a market, as one of the markets for our turnkey enterprise approach, but also why we picked Azul. So Brazil as David Neeleman mentioned earlier, it's just a phenomenal opportunity for eVTOL. Sao Paolo is the world's busiest helicopter city. Brazil is the second busiest and most valuable market in the world, for helicopters and business aviation. And of course, you've got these cities with millions of people that are very poorly connected with roads. So we see this as a phenomenal place to start. But obviously, you can't just attack markets necessarily as easily in one place as you can in others. And Brazil is a great example of a market which we see as being both very attractive on the one hand, but on the other hand, not necessarily the kind of market, which we think we could do by ourselves, like we think we could do Germany or Europe or Florida. So, when we looked around, we were really thrilled to link up with Azul, and to see a very like minded partner there. And we see this going for the long run, this is going to be a partnership where we build a real alliance, we build out a network together, and we learn a ton from Azul. We see ourselves really getting up to speed in terms of how you do airline operations, how you optimize routes, and so on, from the team at Azul; they've built some incredible airlines. And as a result, we've actually structured our deals so that they earn warrants, a pretty significant number of warrants over time, as we build a beachhead in Brazil. And as we start to deploy aircraft. So Azul is both very invested in us in our success, but also vice versa.

Just a couple of more words about how we divide and conquer. So whereas in Florida, for example, we will be responsible for doing the bookings in Brazil, Azul will be responsible for taking the bookings for finding pilots, finding the crew, and obviously driving the commercialization of that network. They would also help us with the regulation and setting up relationships with the regulators there but then we would still be responsible for providing the Jets, providing the spare parts and the maintenance and so on. And we would also do some heavy marketing of our aircraft. So the way we see this is a little bit like the iPhone with AT&T, or with a Mercedes being marketed through a major network of rental cars. And we see this as an opportunity for us to promote our brand within the context of the Azul network.

So just a couple of words on the comparative economics and this is really important because it shows you just how quickly we think that an eVTOL jet like Lilium’s can disrupt the market like Brazil, or the US or Europe.

The two key things to bear in mind here, one, is the cost of operating an eVTOL jet like Lilium's is four to six times lower than the helicopter. And that's largely driven by kerosene costs and maintenance costs. That means you essentially, you can, you can pass on those savings to customers, obviously, you can maintain higher margins for a period of time. But the second one, which is actually kind of critical and increasingly urgent is the carbon footprint. The carbon footprint on a per passenger kilometer level is 50 times lower with Lilium jet than it is with a helicopter. And we think that with the climate emergency that's building, specially what's happened this year, we think this is going to be a value driver for a lot of our customers.

So the network we are, our approach to the network in Brazil is going to be quite similar to the one we've planned. But we're not going to launch it at the same time as Europe and the US, we're looking to launch in 2025. And in the same way, we're going to fan, in the same way with for example, fanning out from Miami and southern Florida, in the US case will do the same thing. Sao Paulo will start with small routes, a couple of small routes a dozen aircraft to Sao Paolo airport into the central Sao Paulo to Campinas and then gradually fan out from there. And our expectation is that within a couple of years after that, we may even be able to do a direct flight from Sao Paolo to Rio, which we think will be huge.

With that in mind, I'm going to hand over to Geoff to take you through the unique economics of the jet and our financials.

Geoffrey Richardson

Thanks, Alex. quick background on myself. So I spent over a decade in a variety of capital markets and investment banking roles at Morgan Stanley and Goldman Sachs. I became a CFO in the valley in 2014. Most recently, I scaled Cruise, the autonomous car company, owned by General Motors, SoftBank Honda, T Rowe, and others. I was employee number 280, scaled them to 2000 people, raised $7 billion of capital for them as well as worked on the first purpose built autonomous car program. First thing I wanted to do is take you through the economics on the network. The easiest way to show this is a day in the life of one aircraft. So we envision 25 flights per day, an average of 60 miles distance, we're going to fill four and a half out of six seats, at a cost of $2.25 per passenger. That gets you to roughly $15,000 of revenue per day. And then we take 10% off annually for downtime for maintenance training. And it gets you to about $5 million of revenue per year per jet. For one, just one Lilium jet on the network. Next, how we think about pricing. So, the first thing when you think about pricing is what are you really paying for our goal and in how we select the routes is to save the customer hours, not minutes, hours. This is because either there's severe congestion, or existing infrastructure just doesn't exist. So in Florida, for example, there really aren't many East-West highways, you might have to drive quite North or quite South before you go West, we've conservatively priced at $2.25 a mile in our assumptions. And as you can see, the margin and the payback period are quite sensitive to pricing. So, if we were to go up to $3 a mile with four and a half passengers per flight, that gets us all the way to the 47.5% margin. And you'll see that in our base case we conservatively think of it as $2.25, the price to the customer and to be clear that's four and a half passengers per flight and a $1.75 per cost on the operational cost assumption. The $1.75 you'll see that size will matter in eVTOL. We have six passengers, others have four, this gives us the opportunity to spread the cost over more passengers and much of the cost will be fixed. So, we believe that infrastructure or pilot data, landing fees, air traffic fees will be the same and maintenance and spares will likely be the same but obviously everyone's aircraft is different. So, of the of the $1.75 spread over four and a half passengers, we believe at least if not more, 50% of this is fixed and is the same. And that's why a larger plane is more important. As we think about what the plane costs, we've provided a breakdown of what are the major places where we're spending money. So the largest is the propulsion system, the structure and the interiors. And then we've run this through a payback period. Our target is to get this to two and a half million per unit. But you'll see it's about a half year in the network for payback periods. So, 2 million, it's one and a half years for payback. For three years, it's two and a half million per years. We also want to show you a sensitivity that really shows and highlights the pricing power that we believe that we will have with the six passengers versus load factor how many passengers are on a flight. So on our base case, that runs through our projections, we've assumed four and a half passengers out of six at $2.25 per mile. And that gives us 25% margin. If we were to fill a flight of six out of six passengers, which we believe we'll do on many of our flights, and hold that to $2.25 Pricing, that gives you a 40% margin. If we had a flight, whether it was early in the morning or late in the day, that was only three out of six passengers by going to $3, which we think is still a very fair and reasonable price, that still gets you to a 25% margin for that place. So we can trade off pricing, time of day, number of passengers. And obviously, we'll price this thing as appropriate, based on the time of day, the route and the customer demand. Next, I'd like to take you through high level economics of the enterprise. So we've assumed for our projections that a sale is at $4 million, and that the cost two and a half million dollars produce. So, what we like about that is the revenue comes really to the left upon the sale, you'll book most of that revenue, particularly in the early years, that allows us to de risk the business. It also gives us a robust aftermarket business, where we assume $1 million in aftermarket support to sell batteries, engines, spare parts, and other supports. If you go and look at how this rolls up through our projections, you'll see that we've assumed with our production volume, which is the top number, that 50% of the production goes into the people network and 50% of the production goes into the turnkey enterprise solutions. At launch, you'll see that much more of the revenue is coming from the Enterprise Solutions. This is because we believe it takes time to build a brand and dial our own operational capacity and bring our network on. But you'll see that over time, if you look at 2027, the network effect starts kicking in and the revenue from the network becomes higher than the turnkey. So what we like about these two complimentary business lines, is the turnkey gives us certainty on revenue, predictability on supply chain, and a very high floor. What we liked about the people network is a really high ceiling. And we like owning the customer. And we like the greater revenue, lifetime revenue potential playing from that, but we need to fill those planes. So it also has a lower floor. Last point on this page is capital. We've touched on why we're thrilled to have Henri joined the Board. If you look at the bottom, we've assumed that the capital investments in the Lilium fleet, we need to finance our network. Whereas another reason why we like the enterprise sales is it's an immediate payback.

We'd like to now switch gears and start the conversation on milestones. So how do investors watch us think about us and track our progress? So the first thing that we wanted to talk about is how do you really track and how do we think about are we progressing in building and certifying a fleet of aircraft. So you'll see on the left, we've broken down the major phases. And later this fall, we're going to publish a blog that gives you more detail on these. But the first one is a preliminary design phase. Think about this as taking the concept to design. So we're in this phase, selecting the key suppliers, designing the architecture, all the sub components that go into this and establishing our industrial roadmap. This is why you're seeing the announcements that Yves talked about earlier with Honeywell, with Toray, with Aciturri, with Customcells. After we're done with this phase, we move into the critical design phase, think of this as shifting the design to the detailed product specifications, and the start of production of conforming components and systems. And this is quite important and how this fits with our certification plan. We've published a blog on certification, we'd encourage you to read that together with the blog that we'll put out later this fall on how we think about these milestones, because these pieces really think together. After this phase will be flying a fleet of conforming aircraft campaign, really racking up the miles. And these will be the planes that we'll be putting into service. We'll be running them, testing them, building the confidence to do that, and demonstrating them to EASA and to the FAA, and now with Brazil. Shortly after that, the Brazilian authorities, after that we move into commercial revenues. We also wanted you to start thinking about what are the long term drivers? And why is eVTOL projected to be a market of the trillions. And why are we so excited to share this story today? The first thing that Alastair touched on, is our technology allows us to scale. So we can build a 16 seater and still land on existing infrastructure. Our long term goal is to be able to build a product that has well below $1 per passenger mile costpoint. At this point, we believe we will democratize this form of transportation and bring it to the mass markets. Alex has touched about China. Typically for an industrial company, China turns into your largest or one of one of your largest, if not the largest opportunity we have with our partner, Tencent. Watch what's happening on the regulatory front. Watch what's going on there. Tom Enders has experience bringing Airbus to China, and so we're watching this market very closely. And it's on our radar, it will not be our first launch market, but we're paying a lot of attention to it.

We want to be a data driven company. What does that mean? And this is why we're thrilled for Palantir. At this stage, it means faster development cycles with a partner like Palantir. The next stage it also means being more successful in a business because predictive maintenance, higher operating efficiency. And then since we have a network, we want customer insights, want to delight our customers and have the insights of who they are, and what makes them be our customers. And how can we be more. Finally, we believe fundamentally, that longer term, automated airspace management and autonomy will be coming to eVTOL, we think that will get rid of the pilot, which is our second largest cost. And you can imagine what will happen to open this up. This will require a regulatory framework and societal acceptance to get here. Interestingly, coming from autonomous on cars, it's my personal view that the technology challenge here is simpler than cars; whatever it is, you just can't hit it in the sky, as opposed to dealing with people on scooters. But certainly we take quite seriously needing to work with the regulators and see the regimes that come in and the societal acceptance that goes into this.

I'd like to next talk about the transaction. As stated earlier, Qell is in the process of filing the amendment to the F-4, which was just two comments. So based on that timeline, we expect their vote to be shortly after Labor Day, as we don't want to be doing this late in August. And it's a total of $830 million of proceeds, $450 million in the pipe, and $380 million in the Qell trust. These two things are sized to get us through certification, to build the factory we need in Germany, to launch the process to certify and also to build a global revenue generating business. I'd like to wrap it up with a discussion of our partners.

We believe that the decarbonization of aerospace is urgent and necessary for this planet. We also believe it's going to take a winning ecosystem to do this, we are incredibly grateful and humbled by the partners who are investing in us, partnering with us and helping us realize the dream on the commercial side just to call out some. We're thrilled, absolutely thrilled with what we're going to learn in our partnership with Azul in Brazil. Ferrovial has been a real thought leader for us for thinking through how do you build vertiports? Have you run it? They've run over 30 airports, own 30 airports. They know more about how to move passengers on the ground than we do. Lufthansa is a training world class leader and training our pilots, on our suppliers you've touched on that. I'd like to thank all of the great support that we have from our investors, tremendous support from strategics just to name a few. We're humbled and grateful for the support that Bailey Gifford has given us, the BlackRock participation in the pipe, for Palantir, Honeywell, Ferrovial on the pipe, for Tencent on strategic and everything they join for LGT and Atomico in Europe and everything they've done. Our investors are patient, they're supportive. They're long term, they're in this to win it. And they know that this is urgently needed for the for the planet.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding the proposed commercial deal and strategic alliance with Azul, Lilium’s, Qell’s and Lilium N.V.’s proposed business and business model, the markets and industry in which Lilium, Qell and Lilium N.V. (collectively, the “Lilium Group”) intend to operate and the anticipated timing of the commercialization and launch of the Lilium Group’s business, and comparable statements regarding Azul and its business model, proposed business and future plans, in both cases including any statements relating to the intended operation and anticipated timing of the potential commercial arrangements between the Lilium Group and Azul and the prospective launch of the possible eVTOL network in Brazil, statements relating to Tencent, Palantir, Honeywell, Customcells Ferrovial and Lex Aviation, as well as the appointment of Lilium N.V.’s directors. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Such statements are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. The Lilium Group and Azul both operate and will continue to operate in a rapidly changing emerging industry. New risks emerge every day. Given these risks and uncertainties, you should not rely on or place undue reliance on these forward-looking statements, including any statements regarding whether any strategic alliance between the Lilium Group and Azul will be effected, the number or price of Lilium jets to be acquired (or if any such Lilium jets will be acquired at all) by Azul, the price to be paid therefor and the timing of launch or manner in which any proposed eVTOL network will operate in Brazil, if at all. Actual events or results may differ materially from those contained in the projections or forward-looking statements.

Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to, the following risks: (i) the business combination with Qell may not be completed in a timely manner or at all, which may adversely affect the price of Qell’s securities; (ii) the business combination may not be completed by Qell’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Qell; (iii) the parties’ failure to satisfy the conditions to the consummation of the business combination, such as Qell’s shareholders or Lilium’s shareholders failing to adopt the business combination agreement, failing to satisfy the minimum trust account amount following redemptions by Qell’s public shareholders or an inability to secure necessary governmental and regulatory approvals; (iv) the impact of COVID-19 on Lilium’s or Azul’s businesses or the business combination between Lilium and Qell; (v) the Lilium Group’s and/or Azul’s ability to implement their respective business plans, operating models, forecasts and other expectations and identify and realize additional business opportunities including, with respect to the Lilium Group, after the completion of the proposed business combination with Qell; (vi) the failure of the Lilium Group and its current and future business partners to successfully develop and commercialize the Lilium Group’s business or significant delays in its ability to do so, including any delays in the Lilium Group’s ability to launch its service on the timeline and at the locations anticipated or at all; (vii) the Lilium Group’s inability to secure or protect its intellectual property; (viii) the effect of the announcement or pendency of the proposed business combination on the Lilium Group’s business relationships, performance and operations generally; (ix) the outcome of any legal proceedings that may be instituted against Qell or the Lilium Group related to the proposed business combination; (x) that any anticipated plans may be impacted by any developments in Brazil, the Brazilian airline industry or in the development of international, regional or local aircraft technology in Brazil, including as it relates to aircraft to be used for any proposed eVTOL network in Brazil and general developments with respect to Azul’s business focus and current and future plans; (xi) Lilium and Azul may fail to agree upon commercial terms for their arrangement or fail to finalize and enter into definitive documentation relating to the anticipated commercial transaction and strategic alliance and Azul may not proceed with the acquisition of the number of Lilium jets currently anticipated or at all; (xii) that the final terms of any commercial transaction and strategic alliance with Azul may differ, including materially, from the terms currently anticipated; (xiii) the revenue derived from the planned Brazilian network may be less than currently anticipated; and (xiv) any failure of the Lilium Group or Azul to obtain the necessary regulatory approvals to operate any possible network in Brazil on the timeline and at the locations anticipated or at all. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and neither the Lilium Group nor Azul assumes any obligation to, and neither the Lilium Group nor Azul intends to, update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. A further list and description of risks, uncertainties and other matters with respect to the Lilium Group can be found in the Registration Statement (as defined below), including those risks outlined in “Risk Factors,” and in subsequent U.S. Securities and Exchange Commission (“SEC”) filings by the Lilium Group and, with respect to Azul, can be found in the filings from time to time made by it with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2020 and its periodic reports on Forms 6-K, all of which are available at www.sec.gov. All forward-looking statements attributable to the Lilium Group, Azul or any person acting on behalf of any of the foregoing are expressly qualified in their entirety by this cautionary statement.

Important Information About the Business Combination and Where to Find It

A full description of the terms of the business combination is provided in the registration statement filed with the SEC by Lilium B.V. (as amended from time to time, the “Registration Statement”), which will later be converted into a Netherlands public limited liability company (naamloze vennootschap) (“Lilium N.V.”) that includes a prospectus with respect to Lilium N.V.’s securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of Qell to vote on the business combination. Qell urges its investors, shareholders and other interested persons to read, when available, the preliminary proxy statement/prospectus filed with the SEC and documents incorporated by reference therein because these documents will contain important information about Qell, Lilium and the business combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus to be included in the Registration Statement will be mailed to shareholders of Qell as of a record date to be established for voting on the business combination. Shareholders are able to obtain a copy of the Registration Statement, including the proxy statement/prospectus, and other documents filed with the SEC without charge by directing a request to: Qell, info@qellspac.com. These documents will also be made available on Qell’s website. The preliminary and definitive proxy statement/prospectus to be included in the Registration Statement may also be obtained, without charge, on the SEC’s website (www.sec.gov).

Participants in the Solicitation Process

Qell, Lilium, Lilium N.V. and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Qell’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Qell has been filed in the Registration Statement, which includes the proxy statement/prospectus, for the proposed business combination and is available, without charge, at www.sec.gov.

No Offer or Solicitation

This document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination. This document shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.